Registration Statement No. 333-217200

Filed Pursuant to Rule 433

MICROSECTORS™ LAUNCHES LEVERAGED AND INVERSE LEVERAGED U.S. BIG BANKS EXCHANGE TRADED NOTES ON NYSE ARCA

April 3, 2019– REX Shares, LLC (REX) has announced an expansion of their MicroSectors™ brand with the launch of a suite of Leveraged and Inverse Leveraged Exchange Traded Notes (the ETNs). The ETNs are linked to the Solactive MicroSectors™ U.S. Big Banks Index (the Index) and will be issued by Bank of Montreal.

These products amplify the MicroSectors™ brand which was created in January 2018 with the Leveraged and Inverse Leveraged FANG+ linked ETNs. MicroSectors™ U.S. Big Banks Index 3x Leveraged ETN (symbol: BNKU), MicroSectors™ U.S. Big Banks Index -3x Inverse Leveraged ETN (symbol: BNKD), MicroSectors™ U.S. Big Banks Index 2x Leveraged ETN (symbol: BNKO), MicroSectors™ U.S. Big Banks Index -2x Inverse Leveraged ETN (symbol: BNKZ), and MicroSectors™ U.S. Big Banks Index Inverse ETN (symbol: KNAB) started trading today on NYSE Arca.

The Solactive MicroSectors™ U.S. Big Banks Index is an equal-dollar weighted index designed to track the prices of the 10 U.S. stocks in the banking sector with the largest free-float market capitalization. The Index was launched on February 25, 2019. As of the launch of these ETNs, the index constituents are: Bank of America Corporation (BAC), BB&T Corporation (BBT), Citigroup Inc. (C), The Goldman Sachs Group, Inc. (GS), JPMorgan Chase & Co. (JPM), Morgan Stanley (MS), The PNC Financial Services Group, Inc. (PNC), The Charles Schwab Corporation (SCHW), U.S. Bancorp (USB) and Wells Fargo & Company (WFC).

REX, a provider of alternative investment products, sees large demand for targeted hedging and trading vehicles based on segments of the market such as Big Bank stocks. “We created the MicroSectors™ concept in order to address a gap in the marketplace for sector specific trading products. We enjoy working with BMO and are excited to expand the MicroSectors™ platform” said Greg King, Founder and CEO of REX.

“We are excited to continue our relationship with REX Shares by expanding our suite of MicroSectors™ ETNs and offer investors a strategically precise way to target their exposure to highly traded financial companies,” said Laurence Kaplan, Managing Director and Head, US Notes, BMO Capital Markets.

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including certain pricing supplements, prospectus supplement and prospectus) with the Securities and Exchange Commission (the “SEC”) about each of the offerings to which this free writing prospectus relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplements, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

Media Contacts (REX):

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About REX

Headquartered in Connecticut, REX Shares, LLC designs investment products that help investors diversify and manage risks. For more information, please visit www.rexshares.com.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $807 billion as of January 31, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

RELATED LINKS

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www.bmo.com

Solactive AG (“Solactive”) is the licensor of the Index. The ETNs are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

MicroSectorsTM and REXTM are registered trademarks of REX. The trademarks have been licensed for use for certain purposes by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties’ only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.